EXHIBIT 99.1

Electra Awards Solvent Extraction Construction Package

TORONTO, May 13, 2026 (GLOBE NEWSWIRE) -- Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V: ELBM) (“Electra” or the “Company”) has awarded a C$25 million construction package to complete the solvent extraction (“SX”) building at its cobalt sulfate refinery complex north of Toronto.

The contract was awarded to WB Melback Corporation, a locally based company specializing in industrial construction and maintenance. The package includes concrete and civil works, structural steel erection, piping installation, and electrical and instrumentation integration associated with the refinery’s SX circuit. Electra has issued a Limited Notice to Proceed to authorize early execution activities while the parties finalize a definitive construction agreement.

Early execution activities currently underway include engineering verification, construction sequencing, quality assurance and health, safety, and environment (QA/HSE) preparation, shop drawing development, material verification, site investigations, and enabling civil and structural work to support mobilization and construction execution.

“The project remains aligned with our budget and schedule expectations,” said Paolo Toscano, Vice President, Projects & Engineering. “With key construction packages awarded, long-lead equipment delivered, and contractors mobilized on site, we are moving through the construction and toward commissioning next year. Safety remains foundational to every stage of the project, and our teams and contractors continue to maintain a disciplined approach to safe execution as we continue to advance the project.”

Recent work completed at the site includes:

  Mobilization of construction management, inspection, and contractor coordination teams across the refinery site
  Completion of concrete work for the pregnant leach solution filter
  Completion of concrete work and installation of the steel structure for the neutralization clarifier
  Delivery and staging of major long-lead equipment and process materials
  Refinery-wide quantity verification, spool development, and tie-in planning activities
  Demolition preparation and sequencing reviews for retrofit installation scopes

Construction work underway across the refinery complex includes:

  SX building site preparation and enabling civil works
  Material staging and structural steel coordination within refinery laydown areas
  Neutralization clarifier installation
  Crystallizer piping fabrication and spool package development
  Process equipment installation activities across refinery systems
  Piping fabrication, fit-up, and tie-in activities
  Shop drawing execution and field material verification for SX construction scopes

Skilled trades, engineering teams, construction management personnel, and specialized contractors have been mobilized to site, executing planning and construction activities.

About Electra Battery Materials

Electra is a leader in advancing North America’s critical minerals supply chain for lithium-ion batteries. The Company’s primary focus is constructing North America’s only cobalt sulfate refinery, as part of a phased strategy to onshore critical minerals refining and reduce reliance on foreign supply chains. In addition to the Refinery, Electra holds a significant land package in Idaho’s Cobalt Belt, including its Iron Creek project and surrounding properties, positioning the Company as a potential cornerstone for North American cobalt and copper production.

Electra is also advancing black mass recycling opportunities to recover critical materials from end-of-life batteries, while continuing to evaluate growth opportunities in nickel refining and other downstream battery materials. For more information, please visit www.ElectraBMC.com.

Contact
Heather Smiles
Vice President, Investor Relations & Corporate Development
Electra Battery Materials
info@ElectraBMC.com
1.416.900.3891

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This news release may contain forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical facts, are forward-looking statements, including statements regarding the approved construction budget and its sufficiency; project milestones such as contract awards, site mobilization, commissioning, mechanical completion, commercial production and ramp-up; targeted throughput and production volumes; additional capital required for commissioning and working capital; engineering studies and incremental investments; availability of equipment, reagents, feedstock and other inputs; commercial arrangements; and the availability and timing of governmental or other financial support. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects', “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved” or similar expressions and are based on current assumptions and expectations. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results, performance, and opportunities to differ materially from those implied by such forward-looking statements. Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the management discussion and analysis and other disclosures of risk factors for Electra Battery Materials Corporation, at www.sedarplus.com and on EDGAR at www.sec.gov. Although Electra Battery Materials Corporation believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, Electra Battery Materials Corporation disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

A photo accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/58881fa2-2233-4422-bb52-b6972d4915d3